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                                                                      EXHIBIT 99
                                  RISK FACTORS

         Forward-looking statements made by A.S.V., Inc. (the "Company" or "ASV") constitute the Company's current expectations or beliefs concerning future events. Any forward-looking statements made by the Company are qualified by important factors that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors which may cause actual results to differ from those projected in forward-looking statements include the factors set forth herein.

RELATIONSHIP WITH CATERPILLAR INC.

         In January 1999, Caterpillar Inc. ("Caterpillar") purchased 1,000,000 shares of the Company's Common Stock and a warrant to purchase an additional 10,267,127 shares of the Company's Common Stock (the "Warrant"). In connection with the purchase of the Common Stock and the Warrant, the Company and Caterpillar entered into several agreements, including a Commercial Alliance Agreement, a Marketing Agreement and a Management Services Agreement. These agreements contemplate that the Company and Caterpillar will also enter into several additional agreements, including a Trademark and Trade Dress License Agreement, Supply Agreements, a Services Agreement, a Technology License Agreement and a Joint Venture Agreement (these agreements, the Commercial Alliance Agreement, the Marketing Agreement and the Management Services Agreement are collectively referred to as the "Commercial Agreements").

         On October 31, 2000 Caterpillar Inc. purchased 500,000 newly issued shares of ASV Common Stock at $18 per share pursuant to the terms of a Securities Purchase Agreement. Concurrent with the closing of the Securities Purchase Agreement, the Company cancelled the Warrant and issued in its place, a replacement warrant to purchase 9,767,127 shares of the Company's Common Stock (the "Replacement Warrant"). In connection with the purchase of the Common Stock and the issuance of the Replacement Warrant, the Company and Caterpillar entered into a Multi-Terrain Rubber-Tracked Loader Alliance Agreement (the "Loader Alliance Agreement").

         DEPENDENCE ON LOADER ALLIANCE AGREEMENT WITH CATERPILLAR. Under the terms of the Loader Alliance Agreement, the Company and Caterpillar agreed to jointly develop and manufacture a five-model line of Caterpillar branded rubber tracked skid steer loaders called Multi-Terrain Loaders (the "Alliance Machines"). These new loaders utilize Caterpillar's skid steer technology and the Company's rubber track undercarriage technology. All five models have been developed and are available to all Caterpillar dealers. The Alliance Machines are assembled in Sanford, North Carolina, at Caterpillar's skid steer loader facility. The undercarriages are manufactured at ASV's facilities in Grand Rapids, Minnesota.

         The successful manufacturing and marketing of the Alliance Machines entail significant risks as is described below:

         The Alliance Machines have not been manufactured on the scale anticipated and there is no assurance that the necessary raw materials will be able to be obtained in sufficient quantities or the necessary manufacturing processes be developed and on the schedule needed to meet the anticipated production schedule.

         The development and introduction of the Alliance Machines was scheduled on an aggressive time table and there exists the possibility this time table may not have detected all potential issues regarding the production or function of the machines. For example, in 2002, Caterpillar experienced production issues which caused them to stop production of the Alliance Machines. As a result, ASV did not ship its undercarriages to Caterpillar while the production issues were resolved, resulting in decreased revenue to ASV. Additional production or other issues may be experienced by Caterpillar or ASV in the future, which could cause ASV's sales of undercarriages to Caterpillar to decrease or terminate while the issues are resolved.

         The overall market for rubber track machines is relatively new and the benefits of rubber track machines are not currently widely known. The Company and Caterpillar believe the market potential for rubber track machines justifies the necessary investment in the Alliance Machines. However, there is no assurance the Alliance Machines will attract sufficient demand to warrant their continued production and produce the returns anticipated by the Company and Caterpillar.

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         The Company will be relying significantly on Caterpillar for their continued interest in manufacturing and marketing the Alliance Machines. For the six months ended June 30, 2003, sales of MTL undercarriages to Caterpillar accounted for approximately 47% of the Company's net sales. It is anticipated that MTL undercarriage sales to Caterpillar could exceed 50% of the Company's net sales for the twelve months ended December 31, 2003. If Caterpillar stopped manufacturing the Alliance Machines, or stopped marketing the Alliance Machines to its dealers or Caterpillar dealers did not adequately promote the sale of the Alliance Machines, the Company's revenue would be decreased and its business would be harmed.

         As part of the Loader Alliance Agreement, the Company has agreed not to manufacture machines that are similar to and would compete with the Alliance Machines. Also, the Company may not knowingly sell its undercarriages to any party who shall manufacture, or resell an undercarriage to a party who shall manufacture, a machine that substantially competes with the Alliance Machines. The Company may, however, continue to manufacture its own models that do not substantially compete with the Alliance Machines.

         The Loader Alliance Agreement calls for the Company to receive a portion of the gross profit on the sale of the Alliance Machines to Caterpillar dealers. Therefore, a portion of the Company's future revenue will be dependent on the success of Caterpillar in selling the Alliance Machines to Caterpillar dealers.

         DEPENDENCE ON CATERPILLAR DEALER NETWORK. The Company relies on the Caterpillar dealer network to sell certain of its products. Therefore, the Company is dependent upon the cooperation of Caterpillar and the Caterpillar dealers to sell its products. There can be no assurance that the Caterpillar dealers will dedicate adequate resources or attention to the sale of the Company's products or that Caterpillar will continue to encourage its dealers to promote the Company's products. If Caterpillar stopped promoting the Company's products to its dealers or Caterpillar dealers did not adequately promote the sale of the Company's products, the Company's revenue would be decreased and its business would be harmed.

         DEPENDENCE UPON SUCCESS OF RELATIONSHIP WITH CATERPILLAR. As a result of its transactions with Caterpillar, the Company intends to increasingly rely on services provided by or through Caterpillar for the operation of its business, including marketing, management, financing, development, warranty and parts services. As a result, the Company will become increasingly dependent upon the cooperation of Caterpillar for the operation of its business. Although Caterpillar is obligated under the terms of the Commercial Agreements to provide certain services to the Company, the specific obligations of Caterpillar under those agreements are not explicitly defined. Therefore, if Caterpillar chose not to cooperate with the Company in providing those services, it may be impractical for the Company to require Caterpillar to provide any such services to the extent necessary to be beneficial to the Company. If Caterpillar were to decide not to actively support the Company and to cooperate with the Company to provide it services, the Company's business would be materially harmed.

         ABILITY OF CATERPILLAR TO INFLUENCE OR CONTROL THE COMPANY. Caterpillar owns approximately 16% of the outstanding shares of Common Stock (approximately 13% assuming the exercise of all outstanding options and warrants), and has the right to acquire up to approximately 51% of the Company's Common Stock (assuming the exercise of all outstanding options and warrants) upon exercise in full of the Replacement Warrant. As a result, Caterpillar has the ability to influence the business and operations of the Company to a significant extent, and has the ability to greatly influence any vote of the shareholders, including votes concerning the election of directors and changes in control. In addition, to the extent Caterpillar acquires a controlling interest in the Company through the exercise of the Replacement Warrant, other purchases of Common Stock, or otherwise, Caterpillar will have the ability to control the outcome of any such shareholder votes regardless of the votes of any other shareholder, including any such vote relating to the acquisition of the remaining interest in the Company by Caterpillar. Therefore, Caterpillar may be in a position to control the timing and the terms upon which any such acquisition or other business combination involving the Company may occur, subject to the fiduciary duties it might have as a majority shareholder to the remaining shareholders. In addition to its rights as a shareholder to influence or control the Company, Caterpillar has certain rights under the Securities Purchase Agreement between the Company and Caterpillar dated October 14, 1998, including the right to designate directors for election to the Board of Directors and a right of first offer with respect to future financings by the Company, which increases Caterpillar's ability to influence and control the Company.

MANAGEMENT OF GROWTH

         The Company's management has had limited experience in managing companies experiencing growth like that of the Company. Further growth and expansion of the Company's business will place additional demands upon the Company's current management and other resources. The Company believes that future growth and success depends to

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a significant extent on the Company's ability to be able to effectively manage growth of the Company in several areas, including, but not limited to: (i) production facility expansion/construction; (ii) entrance to new geographic and use markets; (iii) international sales, service and production; and (iv) employee and management development. No assurance can be given that the Company's business will grow in the future and that the Company will be able to effectively manage such growth. If the Company is unable to manage growth effectively, the Company's business, results of operations and financial condition would be materially adversely affected.

DEPENDENCE ON CERTAIN SUPPLIES

         Certain of the components included in the Company's products are obtained from a limited number of suppliers, including the rubber track component used on the Company's products. Disruption or termination of supplier relationships could have a material adverse effect on the Company's operations. The Company believes that alternative sources could be obtained, if necessary, but the inability to obtain sufficient quantities of the components or the need to develop alternative sources, if and as required in the future, could result in delays or reductions in product shipments which in turn may have an adverse effect on the Company's operating results and customer relationships.

COMPETITION

         Companies whose products compete in the same markets as the Posi-Track have substantially more financial, production and other resources than the Company, as well as established reputations within the industry and more extensive dealer networks. Also, the growth potential of the markets being pursued by the Company could attract more competitors. There can be no assurance that the Company will be able to compete effectively in the marketplace or that it will be able to establish a significantly dominant position in the marketplace before its potential competitors are able to develop similar products.

MARKET ACCEPTANCE OF RUBBER TRACK VEHICLES

         The success of the Company is dependent upon increasing market acceptance of rubber track vehicles in the markets in which the Company's products compete. Most small to medium sized tractor-type vehicles in competition with the Posi-Track are wheeled vehicles and most track-driven vehicles are designed for specific limited tasks. The market for rubber track vehicles is relatively new and there can be no assurance that the Company's products will gain sufficient market acceptance to enable the Company to sustain profitable operations.

DEVELOPMENT OF NEW PRODUCTS

         The Company intends to increase its market penetration by developing and marketing new rubber-tracked vehicles. There can be no assurance that the Company will be able to successfully develop the new products, or that any new products developed by the Company will gain market acceptance.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

         The Company anticipates that it may require additional financing in order to expand its business, including capital to expand its current marketing efforts, expand its production facilities, purchase capital equipment, increase inventory and accounts receivable and add to its dealer network. Such financing may be obtained through the exercise of the Replacement Warrant held by Caterpillar or through additional equity or debt financings. Such financing may not be available when needed or on terms acceptable to the Company. Moreover, any additional equity financings may be dilutive to existing shareholders, and any debt financing may involve restrictive covenants. An inability to raise expansion funds when needed will likely require the Company to delay or scale back some of its planned market expansion activities.

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INDUSTRY CONDITIONS; CYCLICALITY; SEASONALITY

         The construction and farm equipment industries, in which the Posi-Track competes, have historically been cyclical. Sales of construction and agricultural equipment are generally affected by the level of activity in the construction and agricultural industries including farm production and demand, weather conditions, interest rates and construction levels (especially housing starts). In addition, the demand for the Company's products may be affected by the seasonal nature of the activities in which they are used and by overall economic conditions in general.

DEPENDENCE ON KEY PERSONNEL

         The Company's future success depends to a significant extent upon the continued service of certain key personnel, including its President, Gary Lemke. The loss of the services of any key member of the Company's management could have a material adverse effect on the Company's ability to achieve its objectives. The Company has key-person life insurance on the life of Mr. Lemke.

RELATIONSHIP WITH POLARIS INDUSTRIES INC.

         In January 2001, the Company entered into a licensing agreement that allows Polaris Industries, Inc., (Polaris) to sell an ASV-built, rubber track, all-surface utility loader similar to the Company's RC-30 All Surface Loader. The agreement gives Polaris the right to market and sell the utility loader under its own nameplate through its worldwide dealer network. Polaris will purchase the machines, as well as parts and attachments, directly from ASV. The agreement also provides the option for Polaris to manufacture the machines under a royalty arrangement.

         Dependence on Polaris Dealer Network. Under the terms of the agreement with Polaris, the Company will manufacture the Polaris vehicle, called the ASL-300, and sell it to Polaris for distribution to Polaris dealers. Polaris has the exclusive worldwide right to market the ASL-300 to its dealers. The Company, therefore, will be dependent on Polaris to establish dealer outlets to distribute the ASL-300. To date, ASV has not experienced the level of sales of the ASL-300 that it anticipated. There can be no assurance that Polaris will ever reach the level of sales of the ASL-300 that the Company anticipated.

         In addition, it is possible that some of the Polaris dealers that elect to carry the ASL-300 product could have been dealers for the Company's RC-30 All Surface Loader, but, under the terms of the agreement, will not be able to carry it.

         Dependence on Polaris to Market to Certain National Rental Centers. Under the terms of the agreement, Polaris has the exclusive worldwide right to market either company's version of the RC-30 All Surface Loader and related work tools to national rental centers, as defined in the agreement. The agreement requires that this exclusivity feature be reviewed after the third anniversary of the effective date of the agreement to determine if Polaris is adequately marketing to these national rental centers. Therefore, the Company will be dependent on Polaris to successfully market and distribute to these national rental centers and ASV will not be permitted to market its RC-30 directly to these national centers until at least January 2004.

         Effect on the Company's Gross Profit Level. The ASL-300, related work tools and parts will be sold to Polaris on a cost plus basis, for which the gross profit is expected to be less than the gross profit the Company obtains on the sale of its RCo30 All Surface Loader, related work tools and parts. However, the Company anticipates its sales and marketing costs will be significantly less on the Polaris product compared with the RC-30 All Surface Loader.

         Fixed Selling Price to Polaris. Under the terms of the agreement, the Company determines the price at which it will sell the ASL-300 to Polaris once each year. Any changes in cost subsequent to this date will be borne by the Company until the next determination of price. Therefore, any price increases incurred subsequent to the determination of the price will reduce the Company's profitability on the sale of these machines.

         Opportunity for Polaris to Manufacture the Product. Under the terms of the agreement, Polaris shall have the right to assume the manufacturing of the RC-30 product and the ASL-300 product, provided Polaris provides ASV twelve months written notice of its intention to begin manufacturing the products and subject to a reasonable transition to be mutually agreed to by the Company and Polaris. Should this occur, Polaris will pay the Company a royalty for each machine manufactured and sold. Therefore, the Company may be subject to reductions in its manufacturing output, which could potentially increase the cost of its products.

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         Vehicle Sales in 2003. Under the terms of the agreement, should Polaris fail to distribute a minimum number of vehicles in 2003, the Company has the right to terminate this agreement effective March 1, 2004. Through July 31, 2003, the Company has received no orders from Polaris for the ASL-300 product for 2003. Therefore, the Company may not be manufacturing the ASL-300 product after 2003.

RISK OF PRODUCT LIABILITY; PRODUCT LIABILITY INSURANCE

         Like most manufacturing companies, the Company may be subject to significant claims for product liability and may have difficulty in obtaining product liability insurance or be forced to pay high premiums. The Company currently has product liability insurance and has not been subject to material claims for product liability. There can be no assurance that the Company will be able to obtain adequate insurance in the future or that the Company's present or future insurance would prove adequate to cover potential product claims.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

         The Company currently holds two patents, one on certain aspects of the steering mechanism used in certain of the Company's products and the other on the certain aspects of the suspension and drive mechanism used on certain of the Company's products. The Company has also filed additional patent applications. There can be no assurance that the patents will be granted or that patents under any future applications will be issued, or that the scope of the current or any future patent will exclude competitors or provide competitive advantages to the Company, that any of the Company's patents will be held valid if subsequently challenged or that others will not claim rights in or ownership to the patents and other proprietary rights held by the Company. Furthermore, there can be no assurance that others have not developed or will not develop similar products, duplicate any of the Company's products or design around such patents. Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents issued to the Company, to defend the Company against claimed infringement of the rights of others or to determine the ownership, scope or validity of the proprietary rights of the Company and others.

DEPENDENCE ON SOLE MANUFACTURING FACILITY

         The Company's products are manufactured exclusively at its sole manufacturing facility in Grand Rapids, Minnesota. In the event that the manufacturing facility were to be damaged or destroyed or become otherwise inoperable, the Company would be unable to manufacture its products for sale until the facility were either repaired or replaced, either of which could take a considerable period of time. Although the Company maintains business interruption insurance, there can be no assurance that such insurance would adequately compensate the Company for the losses it would sustain in the event that its manufacturing facility were unavailable for any reason.

REGULATION

         The operations, products and properties of the Company are subject to environmental and safety regulations by governmental authorities. The Company may be liable under environmental laws for waste disposal and releases into the environment. In addition, the Company's products are subject to regulations regarding emissions and other environmental and safety requirements. While the Company believes that compliance with existing and proposed environmental and safety regulations will not have a material adverse effect on the financial condition or results of operations of the Company, there can be no assurance that future regulations or the cost of complying with existing regulations will not exceed current estimates.

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